FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

February 29, 2008

ITEM 3   News Release:

A press release was issued on February 29, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced today, the resignation of Ray Schmidt as an officer and employee of the Company.

ITEM 5   Full Description of Material Change:

Mr. Ray Schmidt has resigned as Vice President Engineering in order to pursue other career opportunities.  Mr. Schmidt’s duties will be shared amongst a newly retained consulting engineer and existing employees.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on February 29, 2008.